NEWS RELEASE

November 7, 2006

DIRECTOR RESIGNS, STOCK OPTIONS GRANTED

Vancouver, British Columbia…  Wealth Minerals Ltd. (the “Company” or “Wealth”) - (TSX Venture Exchange: WML, OTC: WMLLF, Frankfurt: EJZ), announces that Mr. Gary Freeman has resigned from board of directors effective November 3, 2006, in order to pursue other commitments. Wealth wishes to thank Mr. Freeman for his efforts on behalf of the Company and wishes him success in his future endeavours.

The Company further announces that, pursuant to its 2004 Incentive Stock Option Plan, it has granted incentive stock options to consultants of the Company, to purchase up to an aggregate 310,000 common shares in the capital stock of the Company.  The options are exercisable on or before November 6, 2008 at a price of $1.65 per share.

Wealth is a mineral exploration company with approximately 20.0 million shares issued and outstanding, approximately $3 million in the treasury and listings on the TSX Venture and Frankfurt Stock Exchanges and the OTCBB.

For further details on the Company readers are referred to the Company’s web site (www.wealthminerals.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

WEALTH MINERALS LTD.

“Henk Van Alphen”

President & CEO

For further information, please contact:

Glenn Shand

Phone: 604-331-0096 / 888-331-0096

E-mail: info@wealthminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

Suite 1901 – 1177 West Hastings Street, Vancouver, BC Canada V6E 2K3

Tel 604.331.0096  Fax 604.408.7499

www.wealthminerals.com